Mail Stop 4561

October 23, 2009

Mr. Keshav Murugesh
Chief Executive Officer and President
Syntel, Inc.
525 E, Big Beaver Road, Suite 300
Troy, Michigan 48083

      Re: **Syntel, Inc.**
               Form 10-K For the Fiscal Year Ended December 31, 2008
               Filed on March 12, 2009
               File No. 000-22903

Dear Mr. Murugesh:

      We have reviewed your response letter dated September 25, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 25, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.   We refer to your response to prior comment 2. It appears that the work orders from American Express and State Street Bank are provided through your Master Services Agreements, and that it is through these arrangements that you generate approximately 20% of your revenues from each of American Express and State Street Bank. Based upon these facts, it is unclear how you are able to conclude that you are not substantially dependent upon these agreements for purposes of Item 601(b)(10) of Regulation S-K. Please provide us with additional analysis supporting your position or file your Master Services Agreements as exhibits. Please also note that to the extent your business is substantially dependent upon an agreement, or agreements, the fact that they were entered into in the ordinary course of business does not remove them from the category of agreements that must be filed in response to the disclosure requirements of Item 601(b)(10) of Regulation S-K. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Executive Compensation

Compensation Discussion and Analysis, page 9

General

2.   We refer to your response to prior comment 12, and note that you target base salaries for your NEOs to "generally correspond" with certain ranges based upon market data. In future filings, please consider disclosing where actual compensation fell within these targeted ranges for each of your NEOs.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief